UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 June, 2011

ASX & MEDIA RELEASE
27 JUNE, 2011

GLYCOTEX, INC. RELEASES FINAL PHASE II CLINICAL TRIALS RESULTS IN THE CLINICALTRIALS.GOV DATABASE AND ANNOUNCES THE RESULTS OF THE MECHANISM OF ACTION STUDY FOR ITS PRODUCT CANDIDATE GLYC-101

Novogen Limited’s subsidiary, Glycotex, Inc., has made the following announcement.

Rockville, Maryland, 27 June, 2011 – Glycotex, Inc., a clinical stage biopharmaceutical company, announced today that it has submitted the final results of the two completed Phase II clinical studies of its drug product candidate, GLYC-101 gel, to the clinicaltrials.gov database.  These clinical studies have evaluated the effect of investigational GLYC-101 on wound closure in patients undergoing carbon dioxide laser skin resurfacing.

The pilot randomised, double-blind, placebo-controlled clinical study in Beverly Hills, California has enrolled 12 healthy subjects undergoing laser skin ablation.  In addition to assessing safety endpoints, the study has investigated efficacy endpoints, including the promotion of wound healing and cosmetic outcomes, over a 1-month period following laser skin ablation.  Although this study was not statistically powered to determine efficacy of GLYC-101 gel, all wound sites, regardless of treatment, displayed complete wound closure without signs of delayed healing, and the median time to complete wound closure was 15 days for all ablated sites, regardless of treatment.  No serious adverse events have occurred in this study.  Based on the results of this study, GLYC-101 gel, 1.0 percent was well tolerated in healthy subjects undergoing laser skin ablation and recommended for further clinical testing.

A second randomized, double-blind, placebo-controlled Phase II clinical study has evaluated the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in 26 subjects undergoing carbon dioxide laser skin resurfacing on the lower eyelid area at one clinical trial site in Beverly Hills, California.  Subjects were randomised to receive either GLYC-101 0.1 percent, GLYC-101 1.0 percent, or placebo gel on one lower eyelid, and a different test article on the other lower eyelid applied topically to the laser-ablated area immediately following the laser procedure and for four consecutive days thereafter for a total of five applications.  The primary efficacy endpoint of the study was time to complete wound healing, and the secondary efficacy point was cosmetic outcomes, including scarring, observed over the course of one month following the initial application of GLYC-101 gel or placebo.  In the overall analysis, time to complete wound closure was shorter for all GLYC-101 applications combined at each concentration compared to placebo (p values are 0.0062 and 0.0331 for GLYC-101, 0.1 percent and GLYC-101, 1.0 percent, respectively).  By Day 12, approximately 94 percent and 82 percent of subjects receiving GLYC-101, 0.1 percent and GLYC-101, 1.0 percent, respectively, exhibited complete wound closure compared to approximately 64 percent of subjects receiving placebo.  All subjects had complete wound closure by Day 35. No serious adverse events considered to be related to GLYC-101 have been reported.

Preliminary clinical activity of GLYC-101 is consistent with the results of the mechanism of action studies.  As described in a recent publication (S. Roy et al., Wound Repair Regen. 2011 May; 19(3):411-419), GLYC-101 was shown to regulate wound macrophage function by inducing production of tumour necrosis factor alpha (TNFα) in murine and human cells.  Activation of wound macrophages by GLYC-101 represents one of the potential mechanisms by which this β-glucan may benefit chronic wounds where inefficient inflammatory response is one of the underlying causes of impaired healing.

About GLYC-101

GLYC-101 is being developed to stimulate and modulate the natural cascade of wound healing activities of several cell populations.  The product candidate is a topical gel to be applied directly on the wound surface.

The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers, and diabetic ulcers.

About Glycotex, Inc.

Glycotex, Inc. is a US based development stage biopharmaceutical company focused on discovering and developing therapies intended to accelerate human wound healing and tissue repair across a wide range of human applications.  It has licensed from Novogen Limited (ASX: NRT  Nasdaq: NVGN) certain patent rights and know-how to use and exploit its technology in a wide range of wound healing applications.  Glycotex, Inc. is an 81 percent owned subsidiary of Novogen Limited. For more information, visit www.glycotexinc.com.